TSX, NYSE - HBM 2024 No. 2

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Record Fourth Quarter and Full Year 2023 Results and Provides Annual Guidance

Toronto, Ontario, February 23, 2024 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today released its fourth quarter and full year 2023 financial results, and announced 2024 annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted. All production and cost amounts reflect the Copper Mountain mine on a 100% basis, with Hudbay owning a 75% interest in the mine.

Delivering Record Fourth Quarter and Full Year Operating and Financial Results

  Achieved record quarterly and annual revenue of $602.2 million and $1,690.0 million, respectively, with strong consolidated copper production of 45,450 tonnes and record consolidated gold production of 112,776 ounces in the fourth quarter from continued higher grades at the Pampacancha deposit in Peru and the Lalor mine in Manitoba and the contributions of the newly acquired Copper Mountain mine in British Columbia.
  Delivered a significant increase in operating cash flow before change in non-cash working capital to $246.5 million in the fourth quarter, a 35% increase compared to $182.0 million in the third quarter, which was meaningfully higher than prior quarters.
  Achieved 2023 consolidated production guidance for all metals. Full year 2023 copper production of 131,691 tonnes, gold production of 310,429 ounces and silver production of 3,575,234 ounces increased by 26%, 41% and 13%, respectively, compared to 2022.
  Consolidated 2023 cash costi and sustaining cash costi were better than expected and significantly outperformed the 2023 guidance range. Full year 2023 consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, were $0.80 and $1.72, respectively, increasing by 7% and 17%, respectively, compared to 2022.
  Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter, were $0.16 and $1.09, respectively, improving by 85% and 42%, respectively, compared to the third quarter of 2023.
  Peru operations benefited from continued higher grades at the Pampacancha satellite pit, resulting in 33,207 tonnes of copper production and 49,418 ounces of gold production in the fourth quarter. Full year copper production was within 2023 guidance ranges while gold production exceeded the top end of guidance. Peru cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter improved to $0.54, and full year cash costs significantly improved over 2022 levels and achieved the low end of the 2023 annual cost guidance range.
  Manitoba operations produced 59,863 ounces of gold in the fourth quarter, a quarterly record as higher gold and copper grade zones were mined at Lalor and the New Britannia mill processed significantly higher amounts of gold ore. Full year gold production was well within the 2023 guidance range and exceeded recent expectations of being positioned at the lower end of the range. Manitoba cash cost per ounce of gold produced, net of by-product creditsi, was $434 during the fourth quarter and full year cash costs were within the 2023 annual guidance range.

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  British Columbia operations produced 8,508 tonnes of copper at a cash cost per pound of copper produced, net of by-product creditsi, of $2.67 in the fourth quarter. Full year production and cash costs were within Hudbay's post-acquisition guidance ranges. Operational stabilization plans continue to be implemented at the Copper Mountain mine with a focus on opening additional mining faces, optimizing ore feed to the plant and improving plant reliability.
  Fourth quarter net earnings and earnings per share were $33.5 million and $0.10, respectively. After adjusting for a non-cash loss of $34.0 million related to a quarterly revaluation of a closed site environmental reclamation provision and a non-cash revaluation loss of $9.0 million related to the gold prepayment liability, among other items, fourth quarter adjusted earningsi per share were $0.20.
  Cash and cash equivalents increased by $4.6 million to $249.8 million during the fourth quarter due to strong operating cash flows bolstered by higher copper and gold prices and sales volumes enabling a $94.5 million reduction in net debti during the quarter.

Strong Operating Performance Driving Free Cash Flow Generation with Continued Financial Discipline

  Executed on planned higher production levels and achieved continued operating and capital cost efficiencies to generate significant free cash flow in the fourth quarter.
  Achieved adjusted EBITDAi of $274.4 million in the fourth quarter, the highest quarterly level over the last five years and a 44% increase from the previous recent high in the third quarter of 2023.
  Completed $90 million in debt repayments during the fourth quarter with a $30 million net reduction in the company's revolving credit facility balance and a $59.7 million redemption of the remaining Copper Mountain bonds, well ahead of the 2026 maturity to increase financial flexibility and lower financing costs. Deleveraging efforts continued into the first quarter of 2024 with an additional $10 million repayment of the company's revolving credit facility balance in January 2024.
  Increased cash and total liquidity by $34.1 million to $573.7 million compared to the end of the third quarter. Net debti reduced to approximately $1,038 million during the fourth quarter, which together with higher levels of adjusted EBITDA, improved the net debt to adjusted EBITDA ratioi to 1.6x compared to 2.0x at the end of 2022.
  Delivered annual discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022. As a result of a continued focus on discretionary spending reductions, total capital expenditures for 2023 (excluding Copper Mountain) of approximately $243 million were $57 million lower than original guidance levels, a further decrease from the $30 million in reductions announced in the third quarter.

Executing on Growth Initiatives

  Post-acquisition plans to stabilize the Copper Mountain operations are underway with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. Achieved the targeted $10 million in annualized corporate synergies as of January 2024.
  Released a NI 43-101 technical report for the Copper Mountain mine in December 2023, which contemplates average annual copper production of 46,500 tonnes in the first five years, 45,000 tonnes in the first ten years and 37,000 tonnes over the 21-year mine life. Average cash costs and sustaining cash costs over the mine life are expected to be $1.84 and $2.53 per pound of copperi, respectively. Several opportunities to further increase production, improve costs and extend mine life are being evaluated for future mine plans.
  Achieved record copper recoveries of 87.4% at the Constancia mill in the fourth quarter of 2023 as a result of the successful completion of the recovery improvement program in the second quarter, on time and on budget.
  Achieved higher copper recoveries above 90% and gold recoveries above 65% at the Stall mill in the second half of 2023 because of the successful ramp up of the Stall mill recovery improvement project in the second quarter, on time and on budget.

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  The New Britannia mill achieved record throughput levels averaging 1,650 tonnes per day in 2023 and 1,800 tonnes per day in the fourth quarter, exceeding its original design capacity of 1,500 tonnes per day due to the successful implementation of process improvement initiatives.
  Commenced largest annual exploration program in Snow Lake consisting of geophysical surveys and drill campaigns testing the newly acquired Cook Lake claims, former Rockcliff properties and near-mine exploration at Lalor.
  Advancing a development and exploration drift at the 1901 deposit in Snow Lake, located within 1,000 metres from the underground ramp access to the Lalor mine, with a focus on confirming the optimal mining method for the base metal and gold lenses and converting the inferred mineral resources in the gold lenses to mineral reserves.
  Continuing to evaluate the Flin Flon tailings reprocessing opportunity through advancing metallurgical test work studies and analyzing metallurgical technologies.

"We had a strong end to the year with increased copper production, record gold production and record financial performance in the fourth quarter, resulting in the successful achievement of our annual guidance metrics," said Peter Kukielski, President and Chief Executive Officer. "2023 was a year of execution and delivery as we realized the higher grades in Peru, achieved record gold production in Manitoba and enhanced our operating base with the addition of the Copper Mountain mine. We continued to demonstrate financial discipline in 2023 through reduced discretionary spending to drive free cash flow generation and debt reduction. These 2023 achievements are a testament to our outstanding team, which continues to deliver the plan while always operating safely and efficiently. Our commitment to continued financial discipline, together with our resilient operating platform, will allow us to prudently advance and unlock value from our leading organic pipeline of brownfield expansion and greenfield exploration and development opportunities."

2024 Annual Guidance and Outlook

  Consolidated copper production is forecast to increase by 19% to 156,500 tonnesii in 2024, compared to 2023, with continued higher grades in Peru and a full year of British Columbia production.
  Consolidated gold production is forecast to decrease slightly to 291,000 ouncesii in 2024, compared to 2023, due to higher than planned gold grades being mined in Peru in the fourth quarter of 2023 and a deferral of high grade gold zones in Peru to 2025. Total gold production in Peru over the 2023 to 2025 period is expected to be higher than previous guidance levelsii.
  Consolidated cash cost, net of by-product creditsi, in 2024 is expected to be within a range of $1.05 and $1.25 per pound of copper, higher than 2023 as a result of lower gold by-product credits and a full year of contributions from British Columbia.
  Total capital expenditures are expected to be $335 million in 2024, reflecting lower expenditures in Peru, Manitoba and Arizona, offset by higher expenditures in British Columbia associated with accelerated stripping to access higher grades and a reclassification of costs from operating to capitalized stripping versus the recent technical report.
  Exploration expenditures are expected to increase in 2024 as the company executes its largest-ever exploration program in the Snow Lake region, which is being partially funded by a critical minerals premium flow-through financing that was completed in the fourth quarter.
  Continued focus on reducing discretionary spending in 2024 with total growth capital expenditures 23% lower than 2023.

TSX, NYSE - HBM 2024 No. 2

Summary of Fourth Quarter Results

Consolidated copper production in the fourth quarter of 2023 was 45,450 tonnes, an 8% increase from the third quarter of 2023, while consolidated gold production was 112,776 ounces, an 11% increase, and consolidated silver production was 1,197,082 ounces, a 13% increase. The increases in production were primarily due to continued high recoveries in Peru and Manitoba, mining of the high copper and gold grade zones at the Pampacancha deposit and higher gold and copper grade zones at Lalor, record throughput at the New Britannia gold mill, and incremental production from the Copper Mountain mine. Consolidated zinc production in the fourth quarter of 2023 decreased compared to the prior quarter primarily due to lower base metals throughput and lower zinc grades at Lalor, as planned.

Cash generated from operating activities in the fourth quarter of 2023 increased by 50% to $228.5 million compared to $151.9 million in the third quarter of 2023. Operating cash flow before change in non-cash working capital was a record $246.5 million, reflecting an increase of $64.5 million compared to the third quarter. The increase in operating cash flow before change in non-cash working capital was primarily the result of higher copper and gold sales volumes from mining the high copper and gold grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor and higher copper and gold metal prices.

Net earnings and earnings per share in the fourth quarter of 2023 were $33.5 million and $0.10, respectively, compared to net earnings and earnings per share of $45.5 million and $0.13, respectively in the third quarter. The results were positively impacted by higher copper, gold and silver sales volumes as well as higher copper, gold and silver realized prices. This was partially offset by a non-cash loss of $34.0 million related to the quarterly revaluation of the environmental reclamation provision at closed sites and a non-cash revaluation loss of $9.0 million related to the gold prepayment liability.

Adjusted net earningsi and adjusted net earnings per sharei in the fourth quarter of 2023 were $71.3 million and $0.20 per share, respectively, after adjusting for the non-cash loss related to the revaluation of the company's environmental provision and the revaluation loss on the gold prepayment liability, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $24.4 million, and $0.07 in the prior quarter. Fourth quarter adjusted EBITDAi was $274.4 million, an increase of 44% compared to $190.7 million in the third quarter of 2023.

In the fourth quarter of 2023, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.16, compared to $1.10 in the third quarter. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.09 in the fourth quarter of 2023 compared to $1.89 in the third quarter. The significant decrease in both was the result of higher copper production and higher by-product credits, partially offset by higher mining, milling and G&A costs from incorporating Copper Mountain.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.31 in the fourth quarter of 2023, lower than $2.04 in the third quarter, due to the same reasons outlined above as well as lower corporate selling and administrative expenses.

As at December 31, 2023, total liquidity increased to $573.7 million, including $249.8 million in cash and cash equivalents as well as undrawn availability of $323.9 million under the company's revolving credit facilities. Net debt declined by $94.5 million to $1,037.7 million as at December 31, 2023. During the quarter, Hudbay redeemed, in full, the remaining $59.7 million of outstanding Copper Mountain bonds and reduced the net balance drawn under the revolving credit facilities by $30 million. Based on continued free cash flow generation in the fourth quarter of 2023, the company continues to make progress on the deleveraging targets set out in the "3-P" plan for sanctioning Copper World. Current liquidity combined with cash flow from operations is expected to be sufficient to meet liquidity needs for the foreseeable future.

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Summary of Full Year Results

Hudbay achieved its 2023 consolidated production guidance for all metals. On a business unit stand-alone basis, Peru exceeded the top end of the gold production guidance range, Manitoba exceeded the top end of the copper production guidance range and Copper Mountain exceeded the top end of the silver production guidance range for the portion of 2023 since acquisition. Consolidated copper, gold and silver production for the full year 2023 increased by 26%, 41% and 13%, respectively, compared to 2022 with the acquisition of Copper Mountain as well as higher throughput and recoveries in Peru and Manitoba and higher overall copper, gold and silver grades.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, in 2023 was $0.80, compared to $0.86 in 2022, and achieved the low end of the 2023 annual cost guidance range. This decrease was mainly the result of higher copper production and higher by-product credits, partially offset by higher mining and milling costs from incorporating Copper Mountain. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.72 in 2023, compared to $2.07 in 2022, outperforming 2023 guidance expectations. This decrease was driven by the above reasons as well as the lower cash sustaining capital expenditures. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.92 in 2023, lower than $2.26 in 2022, due to the same reasons outlined above partially offset by higher corporate selling and administrative expenses.

Cash generated from operating activities decreased to $476.9 million in 2023 from $487.8 million in 2022 primarily due to a $189.2 million decrease in non-cash working capital caused by timing and changes in provisionally priced receivables and an increase in inventory. Operating cash flow before change in non-cash working capital increased to $570.0 million from $391.7 million in 2022. The increase in operating cash flow before change in non-cash working capital was primarily the result of higher copper and gold sales volumes and higher gold prices, partially offset by lower zinc sales volumes, lower copper and zinc metal prices and higher treatment and refining charges. Zinc sales volumes were lower than the prior year due to the planned closure of the 777 mine in June 2022.

Net earnings and earnings per share for 2023 were $69.5 million and $0.22, respectively, compared to 2022 net earnings and earnings per share of $70.4 million and $0.27, respectively. Full year 2023 net earnings were impacted by $21.4 million in non-cash mark-to-market losses arising from the revaluation of the gold prepayment liability, investments and share-based compensation, partially offset by a non-cash gain of $11.4 million related to the revaluation of the Flin Flon environmental reclamation provision. The prior period results benefited from a non-cash $133.5 million revaluation gain for the Flin Flon environmental reclamation provision, partially offset by a $95.0 million pre-tax impairment loss related to the previous stand-alone development plan for the Rosemont deposit. Full year 2023 adjusted EBITDAi was $647.8 million, an increase of 36% compared to $475.9 million in 2022.

Consolidated Financial Condition ($000s)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Cash and cash equivalents	249,794	245,217	225,665
Total long-term debt	1,287,536	1,377,443	1,184,162
Net debt[1]	1,037,742	1,132,226	958,497
Working capital[2]	135,913	128,463	76,534
Total assets	5,312,634	5,250,596	4,325,943
Equity[3]	2,096,811	2,044,684	1,571,809
Net debt to adjusted EBITDA1,[4]	1.6	2.3	2.0

1 Net debt and net debit to adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

3 Equity attributable to owners of the company.

4 Net debt to adjusted EBITDA for the 12 month period.

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Consolidated Financial Performance		Three Months Ended
		Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Revenue	$000s	602,189	480,456	321,196
Cost of sales	$000s	405,433	374,057	251,520
Earnings (loss) before tax	$000s	80,982	84,149	(14,287)
Earnings (loss)	$000s	33,528	45,490	(17,441)
Basic and diluted earnings (loss) per share	$/share	0.10	0.13	(0.07)
Adjusted earnings per share[1]	$/share	0.20	0.07	0.01
Operating cash flow before change in non-cash working capital	$ millions	246.5	182.0	109.1
Adjusted EBITDA[1]	$ millions	274.4	190.7	124.7
			Year Ended
			Dec. 31, 2023	Dec. 31, 2022
Revenue	$000s		1,690,030	1,461,440
Cost of sales	$000s		1,297,469	1,184,552
Earnings before tax	$000s		151,830	95,815
Earnings	$000s		69,543	70,382
Basic and diluted earnings per share	$/share		0.22	0.27
Adjusted earnings per share[1]	$/share		0.23	0.10
Operating cash flow before change in non-cash working capital	$ millions		570.0	391.7
Adjusted EBITDA[1]	$ millions		647.8	475.9

1 Adjusted (loss) earnings per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section.

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Consolidated Production and Cost Performance[5]		Three Months Ended
		Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Contained metal in concentrate and doré produced[1]
Copper	tonnes	45,450	41,964	29,305
Gold	ounces	112,776	101,417	53,920
Silver	ounces	1,197,082	1,063,032	795,015
Zinc	tonnes	5,747	10,291	6,326
Molybdenum	tonnes	397	466	344
Payable metal sold
Copper	tonnes	44,006	39,371	25,415
Gold[2]	ounces	104,840	74,799	47,256
Silver[2]	ounces	1,048,877	748,955	559,306
Zinc[3]	tonnes	7,385	7,125	8,230
Molybdenum	tonnes	468	426	421
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.16	1.10	1.08
Sustaining cash cost	$/lb	1.09	1.89	2.21
All-in sustaining cash cost	$/lb	1.31	2.04	2.41
			Year Ended
			Dec. 31, 2023	Dec. 31, 2022
Contained metal in concentrate and doré produced[1]
Copper	tonnes		131,691	104,173
Gold	ounces		310,429	219,700
Silver	ounces		3,575,234	3,161,294
Zinc	tonnes		34,642	55,381
Molybdenum	tonnes		1,566	1,377
Payable metal sold
Copper	tonnes		124,996	94,473
Gold[2]	ounces		276,893	213,415
Silver[2]	ounces		3,145,166	2,978,485
Zinc[3]	tonnes		28,779	59,043
Molybdenum	tonnes		1,462	1,352
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb		0.80	0.86
Sustaining cash cost	$/lb		1.72	2.07
All-in sustaining cash cost	$/lb		1.92	2.26

1 Includes production results from the Copper Mountain mine following the June 20, 2023 acquisition completion date. Production results from the Copper Mountain mine represents the period from June 20, 2023 acquisition completion date through to the end of the fourth quarter of 2023. Includes 100% of Copper Mountain mine production. Hudbay owns 75% of the Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2022 figures.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

4 For the three months ended December 31, 2023 and September 30, 2023, this metric includes payable zinc in concentrate sold. For the three months ended December 31, 2022, this metric also included refined zinc metal and payable zinc in concentrate sold. For the year ended December 31, 2023, this metric includes payable zinc in concentrate sold. For the year ended December 31, 2022, this metric also included payable refined zinc metal sold.

5 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

TSX, NYSE - HBM 2024 No. 2

Peru Operations Review

Peru Operations		Three Months Ended			Year Ended
		Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Constancia ore mined[1]	tonnes	973,176	1,242,198	5,614,918	9,265,954	25,840,435
Copper	%	0.30	0.30	0.40	0.32	0.35
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04
Silver	g/tonne	2.26	2.91	3.48	2.53	3.40
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined	tonnes	5,556,613	5,894,013	3,771,629	14,756,416	8,319,250
Copper	%	0.56	0.53	0.37	0.51	0.33
Gold	g/tonne	0.32	0.30	0.29	0.33	0.29
Silver	g/tonne	4.84	4.22	3.84	4.28	4.06
Molybdenum	%	0.01	0.02	0.01	0.01	0.01
Total ore mined	tonnes	6,529,789	7,136,211	9,386,547	24,022,370	34,159,685
Strip ratio[2]		1.26	1.36	0.97	1.51	1.13
Ore milled	tonnes	7,939,044	7,895,109	7,795,735	30,720,929	30,522,294
Copper	%	0.48	0.43	0.41	0.39	0.34
Gold	g/tonne	0.25	0.21	0.12	0.16	0.09
Silver	g/tonne	4.20	3.75	3.93	3.62	3.58
Molybdenum	%	0.01	0.02	0.01	0.01	0.01
Copper recovery	%	87.4	85.2	85.1	84.2	85.0
Gold recovery	%	77.6	74.8	69.6	71.8	63.6
Silver recovery	%	78.0	73.2	66.5	70.0	65.7
Molybdenum recovery	%	33.6	37.2	37.7	35.8	34.8
Contained metal in concentrate
Copper	tonnes	33,207	29,081	27,047	100,487	89,395
Gold	ounces	49,418	40,596	20,860	114,218	58,229
Silver	ounces	836,208	697,211	655,257	2,505,229	2,309,352
Molybdenum	tonnes	397	466	344	1,566	1,377
Payable metal sold
Copper	tonnes	31,200	27,490	23,789	96,213	79,805
Gold	ounces	38,114	32,757	15,116	97,176	49,968
Silver	ounces	703,679	460,001	411,129	2,227,419	2,045,678
Molybdenum	tonnes	468	426	421	1,462	1,352
Combined unit operating cost[3,4,5]	$/tonne	12.24	12.20	13.64	12.47	12.78
Cash cost[5]	$/lb	0.54	0.83	1.34	1.07	1.58
Sustaining cash cost[5]	$/lb	1.21	1.51	2.09	1.81	2.35

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Excludes approximately $0.7 million, or $0.09 per tonne, of COVID-related costs during the three months ended December 31, 2022 and $5.2 million or $0.17 per tonne, during the twelve months ended December 31, 2022.

5 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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During the fourth quarter of 2023, the Peru operations produced 33,207 tonnes of copper, 49,418 ounces of gold, 836,208 ounces of silver and 397 tonnes of molybdenum. Fourth quarter 2023 production of copper, gold and silver increased 14%, 22% and 20%, respectively, over the third quarter with continued higher copper and precious metal grades, higher recoveries and higher throughput. Peru's full year 2023 production of copper, gold, silver and molybdenum was 12%, 96%, 8% and 14% higher, respectively, than 2022 for the same reasons outlined above. Copper production was in line with the company's annual guidance range, whereas silver and molybdenum production were near the upper end and gold production exceeded the top end of the annual guidance range by 6%.

Total ore mined in the fourth quarter of 2023 decreased by 9% compared to the third quarter due to continued phase five stripping activities at Constancia and a significant increase in Pampacancha mining activity which entails a higher amount of stripping. The decrease in total mined ore was in line with the mine plan, with ore stockpiles supplementing mill feed during the quarter. Ore mined from Pampacancha during the fourth quarter was 5.6 million tonnes, at average grades of 0.56% copper and 0.32 grams per tonne gold.

Ore milled during the fourth quarter of 2023 was consistent with the prior quarter. Milled copper and gold grades increased by 12% and 19%, respectively, in the fourth quarter compared to the third quarter due to continued contribution of higher grade copper and gold ore from Pampacancha.

Recoveries of copper, gold and silver during the fourth quarter of 2023 were 87.4%, 77.6% and 78.0%, respectively, with recoveries of all metals improving quarter over quarter, in line with metallurgical models. The Constancia mill achieved record copper recoveries as a result of the successful completion of the recovery improvement program in the second quarter of 2023, as planned, ahead of the start of the period of significantly higher grades from the Pampacancha pit. The program scope was to increase copper recoveries by 2% by increasing the rougher mass, and the mill continues to achieve the targeted higher copper recoveries. Copper recoveries in the fourth quarter also benefited from higher overall head grades and lower contaminants.

Ore mined during 2023 was 30% lower than 2022 due to the same factors as the quarterly variance as well as increased stockpile processing early in 2023 to ration fuel during the protests and civil unrest experienced in Peru. Copper recoveries in 2023 were 1% lower than 2022 due to higher levels of contaminants in processed stockpile ore during  the first half of 2023. Gold and silver recoveries in 2023 were 13% and 7% higher, respectively, than 2022 due to increased processing of higher grade Pampacancha ore.

Combined mine, mill and G&A unit operating costsi in the fourth quarter were slightly higher than the third quarter primarily due to the costs associated with the scheduled semi-annual plant maintenance shutdown. Combined mine, mill and G&A unit operating costsi for the full year 2023 were 2% lower than 2022 primarily due to lower mining costs as a result of lower ore mined and higher capitalized stripping.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter of 2023 was $0.54, a decrease of 35% compared to the third quarter due to higher by-product credits mainly from gold, higher capitalized stripping and higher copper production. This was partially offset by higher profit-sharing expenses and higher treatment, refining and freight costs. Cash cost per pound of copper produced, net of by-product creditsi, in 2023 was $1.07, a 32% reduction from 2022, and achieved the lower end of the cost guidance range due to the same factors noted above.

Sustaining cash cost per pound of copper produced, net of by-product creditsi, for the fourth quarter and for the year ended 2023 were 20% and 23% lower, respectively, than the third quarter and the prior year primarily due to the same factors affecting cash cost noted above and lower sustaining capital expenditures. Total annual sustaining capital expenditures in Peru were $27.9 million lower than the original guidance, exceeding the $10 million previously reduced target, primarily a result of lower capitalized stripping costs.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Lalor
Ore mined	tonnes	372,384	367,491	369,453	1,526,729	1,516,203
Gold	g/tonne	5.92	5.08	4.00	4.74	4.00
Copper	%	1.04	1.02	0.73	0.86	0.73
Zinc	%	2.20	3.31	2.17	3.00	3.14
Silver	g/tonne	28.92	27.80	19.37	24.51	21.96
New Britannia
Ore milled	tonnes	165,038	146,927	141,142	596,912	542,269
Gold	g/tonne	8.03	6.93	6.11	6.76	6.28
Copper	%	1.46	1.22	0.91	1.03	0.81
Zinc	%	0.85	0.90	0.67	0.84	0.80
Silver	g/tonne	27.97	23.88	22.09	25.11	20.97
Gold recovery - concentrate	%	58.1	64.7	56.6	60.0	60.3
Copper recovery - concentrate	%	91.6	97.4	89.3	93.3	90.7
Silver recovery - concentrate	%	61.0	63.2	55.4	60.7	60.6
Stall Concentrator
Ore milled	tonnes	228,799	255,516	204,350	965,567	968,638
Gold	g/tonne	4.22	3.70	2.50	3.45	2.86
Copper	%	0.73	0.77	0.61	0.74	0.71
Zinc	%	3.20	4.88	3.43	4.36	4.70
Silver	g/tonne	28.63	28.82	19.24	24.19	22.81
Gold recovery	%	67.5	67.8	62.4	64.8	58.0
Copper recovery	%	92.0	93.9	89.0	90.4	87.2
Zinc recovery	%	78.5	82.6	90.1	82.2	86.6
Silver recovery	%	61.8	64.9	56.6	61.4	56.8
Total contained metal in concentrate and doré[1]
Gold	ounces	59,863	56,213	33,060	187,363	161,471
Copper	tonnes	3,735	3,580	2,258	12,154	14,778
Zinc	tonnes	5,747	10,291	6,326	34,642	55,381
Silver	ounces	255,579	264,752	139,758	851,723	851,942
Total payable metal sold
Gold[2]	ounces	63,635	36,713	32,140	171,297	163,447
Copper	tonnes	3,687	2,925	1,626	10,708	14,668
Zinc[3]	tonnes	7,385	7,125	9,230	28,779	59,043
Silver[2]	ounces	246,757	197,952	148,177	728,304	932,807
Combined unit operating cost[4,5]	C$/tonne	216	217	241	217	195
Gold cash cost[5]	$/oz	434	670	922	727	297
Gold sustaining cash cost[5]	$/oz	788	939	1,795	1,077	1,091

1 Doré includes sludge, slag and carbon fines in three months ended December 31, 2023 and September 30, 2023.

2 Includes total payable precious metals in concentrate and doré sold.

3 Includes refined zinc metal and payable zinc in concentrate sold.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled.

5 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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The Manitoba operations produced a record 59,863 ounces of gold during the fourth quarter of 2023, along with 3,735 tonnes of copper, 5,747 tonnes of zinc and 255,579 ounces of silver. Production of gold and copper increased  by 6% and 4%, respectively, in the fourth quarter compared to the third quarter, while production of silver and zinc decreased by 3% and 44%, respectively. This was due to mining of higher grade gold zones with a focus on higher quality ore production and higher recoveries at the New Britannia and Stall mills. Despite significantly higher metal production in the fourth quarter, 2023 production of copper and zinc was lower by 18% and 37%, respectively, than in 2022, mainly due to the loss of production from the closure of the 777 mine in June 2022 and lower comparative zinc grades. Production of gold in 2023 was 16% higher than in 2022 while silver production was unchanged year-over-year. The production of all metals achieved 2023 production guidance, while copper exceeded the top end of 2023 annual guidance range.

In Manitoba, the company continues to focus on improvement initiatives aimed at supporting higher production levels, minimizing dilution and enhancing metal recoveries at the Snow Lake operations. A significant focus continues to be placed on improving the quality of ore production at Lalor mine, employing techniques such as stope redesigns, grade control practices prior to blasting, assaying blasthole cuttings and implementing mine design adjustments to mitigate dilution. These proactive measures have successfully reduced the inclusion of waste rock in the mining cycle and increased gold, copper, and silver grades during the fourth quarter.

Optimization of development drift size has led to a 15% reduction in waste volume and an 18% decrease in unit development costs in 2023 compared to 2022. Higher shaft availability has led to efficient ore hoisting and has eliminated the need for trucking ore to surface, resulting in a 5% increase in tonnes hoisted in 2023 compared to 2022. Despite encountering some production challenges in deeper mining areas due to longer haul distances, smaller stope dimensions, and lower ore bulk density, the team is actively pursuing initiatives to continue to bolster efficiency and further enhance mucking productivity.

Additionally, the company advanced optimization initiatives at New Britannia mill to achieve higher throughput rates by prioritizing process improvements and seamlessly integrating additional gold ore feed from the Lalor mine. This reallocation of ore has led to reduced feed to Stall mill, prompting a careful evaluation of lower tonnage set points to optimize plant operations. The team has also started exploring opportunities to share maintenance services with New Britannia during shutdown periods which, if successful, would reduce overall contractor requirements.

At Lalor, Hudbay achieved higher development advance rates during the fourth quarter compared to prior quarters of 2023. A comprehensive review of the long-range mine plan for zone 40 has led to significantly reduced future capital development needs by transitioning to a more selective mining method, thereby enhancing the reserve grade for this mining front. Lalor ore mined during the fourth quarter increased by 1% compared to the third quarter. Notably, gold grades were 5.92 grams per tonne in the quarter, a 17% increase from the third quarter.

Total ore mined at the Manitoba operations in 2023 was 24% lower than in 2022 mainly due to the planned closure of the 777 mine in June 2022. However, total ore mined at Lalor in 2023 was 1% higher than in 2022. Gold, copper and silver grades mined at Lalor during 2023 were 19%, 18% and 12% higher than in 2022, reflecting the successful execution of the strategic mine plan. Zinc grades mined at Lalor for the full year 2023 were 4% lower compared to the same period in 2022, consistent with the mine plan.

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The Stall mill processed slightly less ore in the fourth quarter of 2023 compared to the third quarter, due to more ore being sent to New Britannia as the mill exceeded design throughput. After the commissioning of the Stall mill recovery improvement project in the second quarter of 2023, the operations continue to focus on optimizing circuits to achieve targeted recoveries by reducing primary grind size, refining the flotation circuit balance and mass pull and reagent selection. These adjustments have proven highly effective, resulting in notably higher recoveries for copper above 90% in the second half of 2023. In addition, the Stall mill achieved its targeted gold recovery levels of 67.5% in the fourth quarter, bringing the 2023 annual recovery to 64.8%, compared to 58.0% in 2022.

Process improvement initiatives at New Britannia have been successfully implemented with minimal capital outlays, enabling the company to reach progressively higher production targets during the fourth quarter. The New Britannia mill averaged approximately 1,800 tonnes per day in the fourth quarter, approximately 12% above average levels in the third quarter of 2023.

Combined mine, mill and G&A unit operating costsi in the fourth quarter of 2023 slightly decreased compared to the third quarter reflecting lower overall costs partially offset by lower total ore milled. Combined mine, mill and G&A unit operating costs for the full year 2023 were C$217 per tonne reflecting the standalone cost structure of the Snow Lake operations in 2023 after the closure of the Flin Flon operations in June 2022.

Manitoba's cash cost per ounce of gold produced, net of by-product creditsi, has trended lower throughout 2023, averaging $434 in the fourth quarter. Cash costs were significantly lower in the fourth quarter, with higher by-product credits and higher gold production, in accordance with the mine plan. Full year 2023 cash cost per ounce of gold produced, net of by-product creditsi, was $727, which was higher than 2022 costs primarily due to significantly lower by-product credits partially offset by lower overall costs due to the closure of the 777 mine in June 2022 and higher gold production. Full year 2023 cash cost per ounce of gold produced, net of by-product creditsi, was within annual guidance range.

Sustaining cash cost per ounce of gold produced, net of by-product creditsi, for the fourth quarter of 2023 was $788, a decrease of 16% compared to the third quarter due to the same factors affecting cash cost combined with lower sustaining capital expenditures. Total annual sustaining capital expenditures in Manitoba are $19 million lower than the original 2023 guidance levels of $75 million primarily a result of lower capital development costs realized at Lalor as the team focuses on cost efficiencies. Sustaining cash cost per ounce of gold produced, net of by-product creditsi, in 2023 was $1,077, a decrease of 1% from 2022, primarily due to the same factors affecting fourth quarter sustaining cash cost noted above.

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British Columbia Operations Review

British Columbia Operations[5]		Three Months Ended		Year Ended[5]
		Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2023
Ore mined[1]	tonnes	2,627,398	3,792,568	6,975,389
Waste mined	tonnes	14,032,093	11,233,917	26,634,805
Strip ratio[2]		5.34	2.96	3.82
Ore milled	tonnes	3,261,891	3,158,006	6,862,152
Copper	%	0.33	0.36	0.35
Gold	g/tonne	0.06	0.08	0.07
Silver	g/tonne	1.36	1.40	1.36
Copper recovery	%	78.8	80.9	79.69
Gold recovery	%	54.1	56.1	55.88
Silver recovery	%	73.8	71.3	72.96
Total contained metal in concentrate
Copper	tonnes	8,508	9,303	19,050
Gold	ounces	3,495	4,608	8,848
Silver	ounces	105,295	101,069	218,282
Total payable metal sold
Copper	tonnes	9,119	8,956	18,075
Gold	ounces	3,091	5,329	8,420
Silver	ounces	98,441	91,002	189,443
Combined unit operating cost[3,4]	C$/tonne	20.90	24.88	21.38
Cash cost[4]	$/lb	2.67	2.67	2.50
Sustaining cash cost[4]	$/lb	3.93	3.39	3.41

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

5 Includes 100% of Copper Mountain mine production, Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2022 figures. Year ended December 31, 2023 results from the date of acquisition, June 20, 2023, through to the end of the fourth quarter of 2023.

During the fourth quarter of 2023, the British Columbia operations produced 9,119 tonnes of copper, 3,091 ounces of gold and 98,441 ounces of silver. Hudbay achieved the post-acquisition 2023 production guidance for copper and gold and exceeded the post-acquisition guidance for silver.

Total ore mined at Copper Mountain in the fourth quarter of 2023 was 2.6 million tonnes, less than initially planned but production was supplemented with stockpile rehandle of 1.5 million tonnes. The mine operations team has initiated a fleet production ramp up plan to capture the full value of idle capital equipment at the Copper Mountain site. This plan entailed remobilization of the mining fleet from 14 trucks to 28 trucks by the end of 2023, allowing for increased waste removal during the fourth quarter. The company continues to focus on hiring additional haul truck drivers, and a fully trained complement of truck drivers are expected to be in place in the first half of 2024. The utilization of the full truck fleet enabled additional 2023 pre-stripping to access higher head grades.

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Benefitting from stabilization initiatives within the comminution circuit, the mill processed 3.3 million tonnes of ore during the fourth quarter reflecting average mill availability of 86.7%, a 3% increase versus the third quarter of 2023. The initiatives included, but were not limited to, changes in screen sizes, a reduction in grinding media loading rates and a change in semi-autogenous grinding (SAG) mill operational strategy. The SAG mill throughput in the fourth quarter has been impacted by lower freshwater availability for processing, higher coarse feed from stockpiled ore and reduced reliability of the crushing circuit, driven principally by significant interruptions caused by the removal of scrap metal from the material handling system as the mining progresses through areas of historical underground workings.

Maintenance practices to improve mill availability continue to be a key pillar of the company's stabilization initiatives. These include the implementation of improved maintenance management processes planned for the first half of 2024 and a change in the maintenance organizational structure which was completed in the fourth quarter of 2023. Beyond maintenance practices, material handling and transportation in the comminution circuit, particularly in the winter months, have a significant impact on mill performance. Work has begun to analyze the trade-off among the various alternatives to further enhance mill performance.

Milled copper grades during the fourth quarter of 2023 averaged 0.33%, an 8% reduction from the third quarter, but were significantly higher than the reserve grade of 0.25%. Copper recoveries of 78.8% were lower than the third quarter of 2023 due to volumetric restriction in the regrind circuit limiting the rougher circuit performance. Following a period of investigation, changes to the flotation operational strategy that mirror the company's successful processes at Constancia were implemented, including reagent selection and dose modification, reactivation and reprogramming of expert controls and circuit configuration changes. The benefits of these operational strategy improvements are expected to start to be realized in the second half of 2024.

Combined mine, mill and G&A unit operating costsi in the fourth quarter of 2023 were C$20.90 per tonne milled, 3% below the third quarter. Combined unit operating costs are expected to decrease over time as the company continues to implement stabilization and optimization initiatives at Copper Mountain.

British Columbia's cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, in the fourth quarter of 2023 were $2.67 and $3.93, respectively. Cash costs were within the post-acquisition guidance range.

Advancing Copper Mountain Mine Stabilization Plans

Since completing the acquisition of Copper Mountain on June 20, 2023, Hudbay has been focused on advancing stabilization plans, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives.

On December 5, 2023, the company released its first NI 43-101 technical report in respect of the 75%-owned Copper Mountain mine. As detailed in the technical report, the mine plan contemplates average annual copper production of 46,500 tonnes in the first five years, 45,000 tonnes in the first ten years and 37,000 tonnes over the 21-year mine life. Average cash costs and sustaining cash costs per pound of copper produced, net of by-product creditsi, over the mine life are expected to be $1.84 and $2.53, respectively. The updated mine plan represents an approximate 90% increase in average annual copper production and an approximate 50% decrease in cash costs over the first 10 years compared to 2022.

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Hudbay's stabilization plans are focused on improving reliability and driving sustainable long-term value:

  Increased mining activities - Commenced a fleet ramp-up plan to remobilize idle haul trucks. The plan entails remobilization of the mining fleet from 14 trucks to 28 trucks by the end of 2023. A fully trained complement of truck drivers is expected to be in place in the first half of 2024. Once the fleet ramp up plan is complete, the company expects to have improved flexibility in the Copper Mountain mine with additional mining faces.
  Accelerated stripping to access higher grades - Hudbay has commenced a campaign of accelerated stripping over the next three years to enable access to higher grade ore and to mitigate the substantially reduced stripping undertaken by Copper Mountain over the four years prior to completion of the acquisition. The accelerated stripping program is expected to improve operating efficiencies and lower unit operating costs.
  Improved mill throughput and recoveries - Hudbay's mine plan assumes a mill ramp up to its nominal capacity of 45,000 tonnes per day in 2025. An expansion to the permitted capacity of 50,000 tonnes per day is planned in 2027. The mine plan assumes approximately $23 million in growth capital spending over 2025 and 2026 in connection with the mill expansion. Hudbay intends to improve mill recoveries with a more consistent ore feed grade, changes to the flotation reagents and replacement of key pumps.
  Operating efficiencies and corporate synergies - Hudbay's stabilization plans are expected to generate more than $20 million in annual operating efficiencies over the next three years, compared to Copper Mountain's performance in 2022, through improvements in copper recovery, higher throughput rates and lower combined unit operating costs. In addition, Hudbay has realized the targeted $10 million in annual corporate synergies and is on track to exceed the target.
  Ensure stabilization of near-term cash flows - Recently entered into copper hedging contracts representing approximately 25% of expected Copper Mountain production in 2024 as a prudent measure to secure cash flows during the stabilization period.

The mine plan is based on a revised resource model and was constructed using consistent methods applied at the Constancia, Copper World and Mason deposits. The mineral reserve estimates total 367 million tonnes at a copper grade of 0.25% and a gold grade of 0.12 grams per tonne, supporting a 21-year mine life. An additional 140 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 370 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, exclusive of mineral reserves, provide significant upside potential for reserve conversion and extending mine life. Infill drilling is planned for 2024 to target reserve conversion.

There are several opportunities to further increase production, improve costs and extend mine life for Copper Mountain. While these opportunities have not been considered in the technical report as they are not yet at the level of required engineering, the company is advancing studies to evaluate the potential for these to be reflected in future mine plans.

Please see "Qualified Person and NI 43-101" for further details regarding the technical and scientific information included in the technical report.

Delivered Brownfield Capital Projects On Time and On Budget

The Constancia mill achieved record copper recoveries of 87.4% in the fourth quarter primarily as a result of the successful completion of the recovery improvement program in the second quarter of 2023, as planned, ahead of the start of significantly higher grades being mined from the Pampacancha pit in the second half of 2023. The program scope was to increase copper recoveries by 2% by increasing the rougher mass, and the mill continues to achieve the targeted higher copper recoveries.

After the commissioning of the Stall mill recovery improvement project in the second quarter of 2023, subsequent optimization activities proved highly effective, resulting in notably higher recoveries for copper above 90% and gold above 65% in the second half of 2023. Specifically, the Stall mill achieved its targeted gold recovery levels of 67.5% in the third and fourth quarters, compared to 60% in the second quarter.

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The total growth capital expenditures in 2023 associated with the completion of these recovery improvement projects were in line with the company's guidance of $25 million.

The New Britannia mill has consistently achieved higher throughput levels, averaging 1,650 tonnes per day in 2023 and approximately 1,800 tonnes per day in the fourth quarter, significantly exceeding its original design capacity of 1,500 tonnes per day. The company has successfully implemented process improvement initiatives that required minimal capital outlays in pursuit of higher output that aligns with increased gold production from the Lalor mine.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

Hudbay delivered a second successive quarter of positive free cash flow during the fourth quarter of 2023 as it executed the plan for higher copper and gold production from Pampacancha and higher gold production at Lalor, both driven by higher grades. The company continues to expect to see strong production levels throughout 2024 from sustained higher grades in Peru and Manitoba, along with additional production from the recently acquired Copper Mountain mine.

During the fourth quarter, Hudbay completed $30 million in net repayments on its revolving credit facilities and redeemed, in full, the remaining $59.7 million of Copper Mountain's bonds from treasury. The company also recommenced deliveries under the gold forward sale and prepay agreement in October 2023, further reducing the outstanding gold prepayment liability, and the company is on schedule to fully repay the gold prepay facility by August 2024. Despite these debt repayments, the company increased cash and cash equivalents to $249.8 million and reduced overall net debt to $1,037.7 million as at December 31, 2023, compared to $245.2 million and $1,132.2 million, respectively, as at September 30, 2023. The $94.5 million decline in net debt, together with higher levels of adjusted EBITDA1 in the fourth quarter, have improved the net debt to adjusted EBITDA ratioi to 1.6x compared to 2.0x at the end of 2022. Subsequent to quarter-end, the company continued its deleveraging efforts with an additional $10 million repayment on its revolving credit facilities.

During the fourth quarter, Hudbay continued to take steps to ensure free cash flow generation and continued financial discipline into 2024 and 2025. To this end, the company entered into forward sales contracts at Copper Mountain for a total of 3,600 tonnes of 2024 copper production over the twelve-month period from May 2024 to April 2025 at an average price of $3.93 per pound as well as a zero-cost collars for 6,000 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $3.83 per pound and an average cap price of $4.03 per pound. As at December 31, 2023, 7.9 million pounds of copper forwards and 13.2 million pounds of copper collars were outstanding.

Hudbay successfully delivered on its annual discretionary spending reduction targets for 2023. As a result of continued financial discipline and capital cost efficiencies achieved, total capital expenditures of approximately $243 million for Peru, Manitoba and Arizona in 2023 were approximately $57 million lower than the original guidance levels, a further decrease from the $30 million reduction announced in the third quarter, representing a 19% reduction from the original 2023 total capital expenditure guidance of $300 million.

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Senior Management Team Appointments

In November 2023, Hudbay promoted Luis Santivañez to Vice President, South America. Mr. Santivañez joined Hudbay in Peru in 2018 and was promoted to General Manager of the South America operations in 2022. Mr. Santivañez has over 20 years of experience at global mining companies working across Peru, Central America and Australia. Under his leadership, the Constancia operations have delivered a successful ramp up at Pampacancha, navigated through a period of politically driven social unrest in Peru and further enhanced the company's partnerships with the local communities.

In January 2024, Hudbay appointed John Ritter as Vice President, British Columbia Business Unit. Mr. Ritter brings a diverse background with over 30 years of experience in technical, operational and senior leadership roles at global mining companies. He was most recently the General Manager of the New Afton mine in B.C and has strong ties with the local community near the Copper Mountain mine. His focus on operational excellence and value-creating improvements will be instrumental as he leads the stabilization and optimization plans at the Copper Mountain mine.

Advancing Permitting at Copper World

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023 as having no basis. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. The company expects to receive these two outstanding state permits in 2024.

Hudbay intends to initiate a minority joint venture process prior to commencing a definitive feasibility study, which will allow the joint venture partner to participate in the final Copper World project design and the funding of definitive feasibility study activities. The opportunity to sanction Copper World is not expected until late 2025 based on current estimated timelines. The decision to sanction Copper World will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process.

Hudbay released results of the de-risked and enhanced Copper World pre-feasibility study for Phase I in September 2023, which demonstrated a simplified mine plan with an extended 20-year mine life requiring only state and local permits, an after-tax net present value (8%) of $1.1 billion and a 19% internal rate of return at a copper price of $3.75 per pound. Average annual copper production over the first ten years is expected to be approximately 92,000 tonnes at cash costs and sustaining cash costs per pound of copperi of $1.53 and $1.95, respectively. Copper World is one of the highest-grade open pit copper projects in the Americasiii with proven and probable mineral reserves of 385 million tonnes at 0.54% copper.

Snow Lake Exploration

Hudbay continues to compile results from ongoing infill drilling at Lalor, which will be incorporated into the next annual mineral reserve and resource estimate update expected to be announced in March 2024.

The planned 2024 exploration program is Hudbay's largest Snow Lake program in the company's history and it is currently underway with plans to continue testing the deep extensions of the gold and copper zones at Lalor and complete follow up drilling at the Lalor Northwest target. The 2024 program will also explore the newly acquired Cook Lake claims and the former Rockcliff claims located within trucking distance of the existing Snow Lake processing infrastructure. As previously disclosed, both the Cook Lake and former Rockcliff claims were acquired by the company as part of transactions completed in 2023. A majority of the Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. Hudbay's 2024 exploration program includes a large geophysics program consisting of surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The company is exploring its newly expanded land package in hopes of finding a new anchor deposit to maximize and extend the life of the Snow Lake operations beyond 2038.

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The company also expects to advance a development and exploration drift at the 1901 deposit located within 1,000 metres of the haulage ramp to Lalor. The program is expected to take place over 2024 and 2025 with the development of an access drift, drill platforms and diamond drilling to further confirm the optimal mining method to extract the base metal and gold lenses and to convert the inferred mineral resources in the gold lenses to mineral reserves.

Advancing Metallurgical Test Work for the Flin Flon Tailings Reprocessing Opportunity

Hudbay identified the opportunity to reprocess Flin Flon tailings, with initial confirmatory drilling completed in 2022 indicating higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. In 2023, Hudbay advanced metallurgical test work and evaluated metallurgical technologies, including the signing of a test work co-operation agreement with Cobalt Blue Holdings ("COB") examining the use of COB technology to treat Flin Flon tailings. Initial results from preliminary roasting test work were encouraging in converting more than 90% of pyrite into pyrrhotite and elemental sulphur. Final test work results will support the development of an overall flowsheet. Hudbay expects to continue these metallurgical activities throughout 2024 as it assesses the economic viability of the various metallurgical technologies.

Peru Exploration Update

The company continues to execute a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The results from this drill program and technical and economic evaluations are expected to be incorporated in the annual mineral reserve and resource estimate update in March 2024.

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. A drill permit application was submitted for the Maria Reyna property in November 2023, and a similar application for the Caballito property is planned for the first half of 2024. In parallel, Hudbay continues to advance community engagement activities. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Progressing Towards Climate Change Commitments

In December 2022, Hudbay announced its commitment to achieve net zero greenhouse gas ("GHG") emissions by 2050 and the adoption of interim 2030 GHG reduction targets to support this commitment. While the company's operations are well-positioned in the lower half of the global GHG emissions curve for copper operations, Hudbay recognizes its role in mitigating climate change and that copper and the metals Hudbay produces play an important role in the world's transition to a greener future. Hudbay's GHG emissions reduction plan includes pursuing a 50% reduction in absolute Scope 1 and Scope 2 emissions from existing operations by 2030 and achieving net zero total emissions by 2050.

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In 2023, the company made significant progress towards its climate change goals, including:

  Peru Renewable Power Supply Agreement - During the first quarter of 2023, Hudbay signed a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Constancia. The agreement will come into effect in January 2026 following the conclusion of Constancia's existing power supply agreement. Total Scope 1 and Scope 2 GHG emissions company-wide at Hudbay's current operations are expected to decline by 40% during the life of the contract, positioning the company well to achieve its 50% reduction target by 2030.
  Electric Shovel at Copper Mountain - In September 2023, Hudbay commissioned a new Komatsu PC8000 electric shovel at the Copper Mountain mine, which reduces carbon intensity by displacing existing diesel shovel production.
  Renewable Diesel at Copper Mountain - In 2023, Hudbay tested the use of renewable diesel in two of its non-trolley assist haul trucks at Copper Mountain in an effort to further reduce GHG emissions. The test results were promising and the company subsequently entered into renewable diesel contracts for approximately 80% of the expected fuel to be purchased in 2024.
  Electric Scooptram at Lalor - In the first quarter of 2023, Hudbay initiated the trial of an electric Epiroc scooptram ST14 SG at the Lalor mine, which reduces carbon intensity by lowering emissions and reduces the temperature in the lower areas of the mine to improve ventilation. The trial was successful and, in the third quarter, a second electric scooptram was added to the fleet.

2024 Key Objectives and Annual Guidance

Hudbay's key objectives for 2024 are to:

  Enhance Hudbay's position to deliver its leading copper growth pipeline;
  Deliver copper production growth and maintain strong gold production from its diversified operating platform to generate strong cash flow;
  Execute stabilization plan at Copper Mountain to drive improved operating performance and achieve operating synergies;
  Maintain continued focus on financial discipline as the company progresses towards achieving deleveraging targets by managing discretionary spending and generating strong returns on invested capital;
  Evaluate the viability of an additional mining phase at Constancia that could convert a portion of mineral resources to mineral reserves;
  Evaluate opportunities to utilize excess capacity at the Stall mill in Snow Lake to enhance production and achieve greater economies of scale;
  Progress de-risking of the Copper World project through final state permitting activities and a potential joint venture partnership to prudently advance the three pre-requisites plan required for sanctioning;
  Execute the large exploration program on the expanded land package in Snow Lake to target new discoveries;
  Advance plans to drill the prospective Maria Reyna and Caballito properties near Constancia;
  Assess economic viability of various metallurgical technologies for the reprocessing of Flin Flon tailings;
  Advance exploration partnership with Marubeni to explore for new discoveries within trucking distance of the Flin Flon processing facilities;
  Continue to identify and evaluate opportunities to further reduce greenhouse gas emissions in alignment with the company's climate change commitments and global decarbonization goals;
  Assess growth opportunities that meet Hudbay's stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the company and its stakeholders; and
  As always, continue to operate safely and sustainably, aligned with Hudbay's purpose to ensure that the company's activities have a positive impact on its people, its communities and its planet.

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below.

TSX, NYSE - HBM 2024 No. 2

Production Guidance

Contained Metal in Concentrate and Doré[1]		2024 Guidance	Year Ended Dec. 31, 2023	2023 Guidance
Peru
Copper	tonnes	98,000 - 120,000	100,487	91,000 - 116,000
Gold	ounces	76,000 - 93,000	114,218	83,000 - 108,000
Silver	ounces	2,500,000 - 3,000,000	2,505,229	2,210,000 - 2,650,000
Molybdenum	tonnes	1,250 - 1,500	1,566	1,300 - 1,600

Manitoba
Gold	ounces	170,000 - 200,000	187,363	175,000 - 205,000
Zinc	tonnes	27,000 - 35,000	34,642	28,000 - 36,000
Copper	tonnes	9,000 - 12,000	12,154	9,000 - 12,000
Silver	ounces	750,000 - 1,000,000	851,723	750,000 - 1,000,000

British Columbia
Copper	tonnes	30,000 - 44,000	19,050	18,500 - 20,500
Gold	ounces	17,000 - 26,000	8,848	8,000 - 10,000
Silver	ounces	300,000 - 455,000	218,282	190,000 - 210,000

Total
Copper	tonnes	137,000 - 176,000	131,691	118,500 - 148,500
Gold	ounces	263,000 - 319,000	310,429	266,000 - 323,000
Zinc	tonnes	27,000 - 35,000	34,642	28,000 - 36,000
Silver	ounces	3,550,000 - 4,455,000	3,575,234	3,150,000 - 3,860,000
Molybdenum	tonnes	1,250 - 1,500	1,566	1,300 - 1,600

1 Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

On a consolidated basis, Hudbay successfully achieved 2023 production guidance for all metals. On a business unit stand-alone basis, Peru exceeded the top end of the gold production guidance range, Manitoba exceeded the top end of the copper production guidance range, while British Columbia exceeded the top end of the silver production guidance range for the portion of 2023 since the acquisition of the Copper Mountain mine.

In 2024, consolidated copper production is forecast to increase to 156,500 tonnesii, an increase of approximately 19% compared to 2023 actual production levels. This growth is a result of continued higher grade ore from Pampacancha in Peru and continued higher recoveries in both Peru and Manitoba, as well as the contribution from a full year of production at the Copper Mountain mine. Consolidated gold production in 2024 is expected to slightly decline to 291,000 ouncesii, due to a smoothing of Pampacancha high grade gold zones over the 2023 to 2025 period, as described further below.

2024 copper production in Peru is expected to increase by 8% from 2023 levels to 109,000 tonnesii. Mill ore feed throughout 2024 is expected to revert back to the typical one-third from Pampacancha and two-thirds from Constancia, unlike 2023 when a majority of the ore feed was from Pampacancha in the second half of the year. Gold production is expected to be 84,500 ouncesii, lower than 2023 levels due a smoothing of Pampacancha high grade gold zones over the 2023 to 2025 period as additional high grade areas were mined in 2023 ahead of schedule, resulting in gold production exceeding 2023 guidance levels, and other high grade areas were deferred to 2025. Total gold production in Peru over the 2023 to 2025 period is expected to be higher than previous guidance levelsii. The Pampacancha deposit is now expected to be depleted in the third quarter of 2025, as opposed to mid-2025 previously. Peru's 2024 production guidance reflects periods of higher stripping activities in the Pampacancha pit in the second and third quarters, as well as regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the second and fourth quarters of 2024.

TSX, NYSE - HBM 2024 No. 2

In Manitoba, 2024 gold production is anticipated to be 185,000 ouncesii, consistent with 2023 production as the company expects the high gold grades and recoveries to continue into 2024. The production guidance anticipates Lalor operating at 4,500 tonnes per day and an increase in New Britannia mill throughput to 1,800 tonnes per day given the mill has been consistently operating above its 1,500 tonnes per day nameplate capacity. Zinc production for 2024 is expected to be 31,000 tonnesii, a 10% year-over-year decline as certain high grade zinc areas were shifted to 2023 and the Lalor mine continues to prioritize higher gold and copper grade zones in 2024. Manitoba's production guidance reflects a scheduled maintenance period at the Lalor mine during the third quarter of 2024.

In British Columbia, 2024 copper production is expected to be 37,000 tonnesii, in line with the technical report for Copper Mountain issued in December 2023.

Hudbay will release its updated three-year production outlook together with its annual mineral reserve and resource update in March 2024.

Cash Cost Guidance

Copper remains the primary revenue contributor on a consolidated basis, and therefore, consolidated cost guidance has been presented as cash cost per pound of copper produced. The company has also provided cash cost guidance for each of its operations based on their respective primary metal contributors.

Cash cost[1]		2024 Guidance	Year Ended Dec. 31, 2023	2023 Guidance
Peru cash cost per pound of copper[2]	$/lb	1.25 - 1.60	1.07	1.05 - 1.30
Manitoba cash cost per ounce of gold[3]	$/oz	700 - 900	727	500 - 800
British Columbia cash cost per pound of copper[2]	$/lb	2.00 - 2.50	2.50	2.40 - 2.85

Consolidated cash cost per pound of copper	$/lb	1.05 - 1.25	0.80	0.80 - 1.10
Consolidated sustaining cash cost per pound of copper	$/lb	2.00 - 2.45	1.72	1.80 - 2.25

1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Peru and British Columbia cash cost per pound of copper contained in concentrate assumes by-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2023 for the streamed ounces in Peru and the following commodity prices: $1,900 per ounce gold, $23.00 per ounce silver, $18.00 per pound molybdenum, $1.15 per pound zinc and an exchange rate of 1.35 C$/US$.

3 Manitoba cash cost per ounce of gold produced, net of by-product credits, contained in concentrate and doré assumes by-product credits are calculated using the following commodity prices: $1.15 per pound zinc, $23.00 per ounce silver, $3.75 per pound copper and an exchange rate of 1.35 C$/US$.

Copper cash cost in Peru is expected to increase to $1.25 to $1.60 per pound in 2024 versus 2023 primarily due to lower by-product credits and higher mining costs associated with lower capitalized stripping, partially offset by higher copper production.

Gold cash cost in Manitoba is expected to increase by 10%ii in 2024 compared to 2023 as a result of lower zinc and copper by-product credits and higher mining costs associated with less capitalized development costs.

Copper cash cost in British Columbia is expected to decrease by 10%ii in 2024 compared to 2023 and is expected to be significantly lower than the $2.69 per pound cash cost contemplated in the December 2023 technical report due to a reclassification of a portion of mining costs from operating expenses to capitalized costs. This is a result of a change from contractor mining to owner-operating mining as a more cost-effective approach for the additional required stripping, and the elimination of mining low-grade ore to stockpile in 2024 which increases the strip ratio and allocation of mining costs to capitalized stripping. In addition, the 2024 costs reflect a decrease in the discretionary tonnes moved with total material moved in 2024 now expected to be 97 million tonnes compared to 104 million tonnes in the technical report.

TSX, NYSE - HBM 2024 No. 2

Consolidated copper cash cost and consolidated sustaining cash cost in 2024 are both expected to be higher than 2023 results due to lower by-product credits and a full year of contributions from British Columbia.

Capital Expenditure Guidance

Capital Expenditures (in $ millions)	2024 Guidance[4]	Year Ended Dec. 31, 2023	2023 Revised Guidance[5]	2023 Original Guidance
Sustaining capital[1]
Peru[2]	130.0	132.1	150.0	160.0
Manitoba	55.0	55.8	60.0	75.0
British Columbia - sustaining capital	35.0	30.2[2]	33.0[2]	-
British Columbia - capitalized stripping[2]	70.0
Total sustaining capital	290.0	218.1	243.0	235.0
Growth capital
Peru	2.0	12.1	10.0	10.0
Manitoba[3]	10.0	13.5	15.0	15.0
British Columbia	5.0	1.2	2.0	-
Arizona	20.0	21.3	25.0	30.0
Total growth capital	37.0	48.1	52.0	55.0
Capitalized exploration	8.0	7.8	10.0	10.0
Total capital expenditures	335.0	274.0	305.0	300.0

Note: Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

1 Sustaining capital guidance excludes right-of-use lease additions and additions as a result of equipment financing arrangements.

2 Includes capitalized stripping costs.

3 Partially funded by approximately $3 million in Canadian Development Expense flow-through financing proceeds.

4 Capital expenditures are converted into U.S. dollars using an exchange rate of 1.35 C$/US$.

5 Capital expenditure guidance reflects revised guidance issued with third quarter results, including lower anticipated capital spend in Manitoba and Peru, and new British Columbia guidance.

2023 total capital expenditures, excluding British Columbia, were $57 million, lower than original guidance expectations as a result of the discretionary capital reductions across the business. British Columbia capital expenditures were in line with Hudbay's 2023 guidance levels.

Total capital expenditures are expected to be $335 million for 2024. Hudbay expects to continue to reduce discretionary spending with year-over-year capital reductions in Peru and Manitoba, while spending in British Columbia will be focused on stabilization initiatives and accelerated stripping activities. Discretionary growth spending and capitalized exploration are expected to remain at low levels in 2024 and reflect a 20% decrease from 2023.

Peru's sustaining capital expenditures in 2024 are expected to decrease to $130 million primarily as a result of lower capitalized stripping. Peru's growth capital spending of $2 million in 2024 relates to continued mill recovery improvements in the molybdenum and copper circuits.

TSX, NYSE - HBM 2024 No. 2

Manitoba's sustaining capital expenditures in 2024 are expected to be consistent with the lower 2023 spending, primarily due to a continued focus on streamlining costs and less mine capital development with increased post pillar mining. Manitoba's growth capital spending of $10 million in 2024 relates to the advancement of a development and exploration drift at the 1901 deposit to confirm the optimal mining method for the base metal and gold lenses and converting the inferred mineral resources in the gold lenses to mineral reserves. The 1901 growth expenditures will be partially funded by $3 million in proceeds from a Canadian Development Expense flow-through financing in December 2023.

Manitoba spending guidance excludes approximately $15 million of annual care and maintenance costs related to the Flin Flon facilities in 2024, which are expected to be recorded as other operating expenses. The 2024 Flin Flon care and maintenance costs are 25% lower than prior annual costs as a result of several cost efficiencies achieved and identified to-date.

In British Columbia, sustaining capital expenditures in 2024 are expected to be $35 million for equipment and building capital. In addition, the company expects to spend approximately $70 million for capitalized stripping costs in 2024 as it executes an accelerated stripping campaign as part of Hudbay's stabilization plan. The 2024 sustaining capital costs include a reclassification of mining costs from operating expenses to capitalized costs when compared to the December 2023 Copper Mountain technical report. This is a result of a change from contractor mining to owner-operating mining as a more cost-effective approach for the additional required stripping, as well as the elimination of mining low-grade ore to stockpile in 2024 which increases the strip ratio and allocation of mining costs to capitalized stripping despite lowering the overall tonnes moved. This change lowers the cost per tonne moved and in turn the expected cash costs for British Columbia in 2024, as noted above, but the total aggregate operating and capital costs for 2024 are expected to be in line with the December 2023 technical report.

Arizona growth capital spending of $20 million includes annual carrying and permitting costs for the Copper World and Mason projects for 2024.

Exploration Guidance

Exploration Expenditures (in $ millions)	2024 Guidance	Year Ended Dec. 31, 2023	2023 Guidance
Peru[1]	17.0	15.2	15.0
Manitoba[2]	23.0	10.4	15.0
British Columbia	2.0	3.9	-
Arizona and other	1.0	2.4	-
Total exploration expenditures	43.0	31.9	30.0
Capitalized spending	(8.0)	(7.8)	(10.0)
Total exploration expense	35.0	24.1	20.0

1 2023 exploration guidance excludes $5 million of non-cash amortization of community agreements for exploration properties.

2 Partially funded by approximately $11 million in Canadian Exploration Expense flow-through financing proceeds.

Total expected exploration expenditures of $43 million in 2024 are 35% higher than 2023 spending primarily due to an extensive drilling program underway in Snow Lake, Manitoba. The company's 2024 exploration activities are focused on areas with high potential for new discovery and mineral reserve and resource expansion.

In Peru, 2024 exploration activities will continue to focus on permitting and drill preparation for the Maria Reyna and Caballito properties near Constancia. In Manitoba, the company has initiated the largest exploration program in its history in Snow Lake focused on testing the deep extensions of the gold and copper zones at Lalor, the Lalor Northwest target, the newly acquired Cook Lake claims and the former Rockcliff properties. The company intends to complete geophysical surveys on the new land package in the Snow Lake area to generate additional targets with plans to start drilling those targets later in 2024. A portion of the 2024 Manitoba exploration program will be funded by $11 million in proceeds from a critical minerals premium flow-through financing completed in December 2023. Hudbay issued 1,310,000 Canadian Exploration Expense ("CEE") flow-through common shares ("Flow-Through Common Shares") of the company, at a price of C$11.50 per CEE Flow-Through Common Share, representing a premium of approximately 85%.

TSX, NYSE - HBM 2024 No. 2

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 22, 2024. The dividend will be paid out on March 22, 2024 to shareholders of record as of March 5, 2024.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA0224

Financial Statements:

https://www.hudbayminerals.com/FS0224

Conference Call and Webcast

Date:	Friday, February 23, 2024

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-764-8650 or 1-888-664-6383 RapidConnect

TSX, NYSE - HBM 2024 No. 2

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit costs and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the company to assess its financial leverage and debt capacity. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2024 No. 2

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Profit (loss) for the period	33.5	45.5	(17.4)
Tax expense	47.5	38.7	3.1
Profit (loss) before tax	81.0	84.2	(14.3)
Adjusting items:
Mark-to-market adjustments [1]	12.7	1.3	10.7
Foreign exchange (gain) loss	4.2	(0.6)	0.2
Inventory adjustments	1.4	-	-
Premium paid on redemption of notes	2.2	-	-
Re-evaluation adjustment - environmental provision[3]	34.0	(32.4)	13.5
Acquisition related costs	-	0.1	-
Evaluation expenses	-	-	0.1
Insurance recovery	(4.2)	-	-
Value-added-tax recovery	(3.9)	-	-
Write off fair value of the Copper Mountain Bonds	(1.0)	-	-
Restructuring charges [2]	0.6	2.3	1.0
Loss on disposal of investments	-	-	0.5
Post-employment plan curtailment	-	-	(2.4)
Loss on disposal of plant and equipment and non-current assets	6.6	-	0.4
Changes in other provisions (non-capital) [4]	-	-	5.8
Adjusted earnings (loss) before income taxes	134.1	54.9	15.5
Tax expense	(47.5)	(38.7)	(3.1)
Tax impact on adjusting items	(14.8)	8.2	(9.8)
Adjusted net earnings	71.3	24.4	2.6
Adjusted net earnings ($/share)	0.20	0.07	0.01
Basic weighted average number of common shares outstanding (millions)	349.1	346.7	262.0

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes closure cost for the Flin Flon operations in 2022 and restructuring charges for British Columbia in 2023.

3 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba and British Columbia non-operating sites.

4 Includes changes in other provisions related to corporate restructuring costs and costs which do not pertain to operations.

TSX, NYSE - HBM 2024 No. 2

	Year Ended
(in $ millions)	Dec. 31, 2023	Dec. 31, 2022
Profit for the period	69.5	70.4
Tax expense	82.3	25.4
Profit before tax	151.8	95.8
Adjusting items:
Mark-to-market adjustments [1]	21.4	3.0
Foreign exchange loss (gain)	5.3	(5.4)
Inventory adjustments	2.3	3.6
Variable consideration adjustment - stream revenue and accretion	(5.0)	(1.9)
Premium paid on redemption of notes	2.2	-
Impairment - Arizona	-	95.0
Re-evaluation adjustment - environmental provision[3]	(11.4)	(133.5)
Acquisition related costs	6.9	-
Evaluation expenses	-	7.9
Insurance recovery	(4.2)	(5.7)
Value-added-tax recovery	(3.9)	-
Write off fair value of the Copper Mountain Bonds	(1.0)	-
Restructuring charges [2]	2.9	10.6
Loss on disposal of investments	0.7	3.6
Post-employment plan curtailment	-	(2.4)
Loss (gain) on disposal of plant and equipment and non-current assets	7.4	(6.3)
Changes in other provisions (non-capital) [4]	-	5.8
Adjusted earnings before income taxes	175.4	70.1
Tax expense	(82.3)	(25.4)
Tax impact on adjusting items	(20.6)	(18.3)
Adjusted net earnings	72.5	26.4
Adjusted net earnings ($/share)	0.23	0.10
Basic weighted average number of common shares outstanding (millions)	310.8	261.9

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes closure cost for the Flin Flon operations and restructuring charges for British Columbia in 2023.

3 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2023, as well as other Manitoba and British Columbia non-operating sites.

4 Includes changes in other provisions related to corporate restructuring costs and costs which do not pertain to operations.

TSX, NYSE - HBM 2024 No. 2

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Profit (loss) for the period	33.5	45.5	(17.4)
Add back:
Tax expense (recovery)	47.5	38.7	3.1
Net finance expense	48.9	30.9	36.7
Other expenses	10.6	8.9	18.5
Depreciation and amortization	121.9	113.8	79.4
Amortization of deferred revenue and variable consideration adjustment	(26.5)	(16.8)	(10.4)
	235.9	221.0	109.9
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	34.0	(32.4)	13.5
Inventory adjustments	1.4	-	-
Post-employment plan curtailment	-	-	(2.4)
Share-based compensation expense [1]	3.1	2.1	3.7
Adjusted EBITDA	274.4	190.7	124.7

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

	Year Ended
(in $ millions)	Dec. 31, 2023	Dec. 31, 2022
Profit (loss) for the period	69.5	70.4
Add back:
Tax expense	82.3	25.4
Net finance expense	145.3	118.5
Other expenses	38.2	32.6
Depreciation and amortization	391.7	337.6
Amortization of deferred revenue and variable consideration adjustment	(77.3)	(73.2)
	649.8	511.3
Adjusting items (pre-tax):
Impairment losses	-	95.0
Re-evaluation adjustment - environmental provision	(11.4)	(133.5)
Inventory adjustments	2.3	3.6
Post-employment plan curtailment	-	(2.4)
Share-based compensation expenses [1]	7.1	1.9
Adjusted EBITDA	647.8	475.9

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

TSX, NYSE - HBM 2024 No. 2

Net Debt Reconciliation

(in $ thousands)
	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Total long-term debt	1,287,536	1,377,443	1,184,162
Less: Cash and cash equivalents	249,794	245,217	225,665
Net debt	1,037,742	1,132,226	958,497

(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	1,037.7	1,132.2	958.5
Adjusted EBITDA (12 month period)	647.8	498.5	475.9
Net debt to adjusted EBITDA	1.6	2.3	2.0

Trailing Adjusted EBITDA	Three Months Ended				LTM[1]
(in $ millions)	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Sep. 30, 2023
Profit (loss) for the period	45.5	(14.9)	5.4	(17.4)	18.6
Add back:
Tax expense (recovery)	38.7	(15.8)	12.0	3.1	38.0
Net finance expense	30.9	30.5	35.0	36.7	133.1
Other expenses	8.9	13.9	5.0	18.5	46.3
Depreciation and amortization	113.8	88.7	67.4	79.4	349.3
Amortization of deferred revenue and variable consideration adjustment	(16.8)	(18.1)	(15.9)	(10.4)	(61.2)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(32.4)	(4.7)	(8.2)	13.5	(31.8)
Inventory adjustments	-	0.9	-	-	0.9
Post-employment plan curtailment	-	-	-	(2.4)	(2.4)
Share-based compensation expenses[2]	2.1	0.7	1.2	3.7	7.7
Adjusted EBITDA	190.7	81.2	101.9	124.7	498.5

1 LTM (last twelve months) as of September 30, 2023.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

TSX, NYSE - HBM 2024 No. 2

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Peru	73,209	64,112	59,628
British Columbia[2]	18,755	20,510	-
Manitoba	8,234	7,893	4,978
Net pounds of copper produced	100,198	92,515	64,606

Consolidated	Year Ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2023	Dec. 31, 2022
Peru	221,536	197,082
British Columbia[2]	41,995	-
Manitoba	26,795	32,580
Net pounds of copper produced	290,326	229,662

1 Contained copper in concentrate.

2 Includes 100% of Copper Mountain mine production, Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2022 figures.

Consolidated	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	89,587	0.89	104,547	1.13	79,759	1.23
Milling	90,763	0.91	88,021	0.95	65,591	1.02
G&A	38,937	0.39	36,107	0.39	21,269	0.33
Onsite costs	219,287	2.19	228,675	2.47	166,619	2.58
Treatment & refining	35,665	0.36	32,882	0.36	19,968	0.31
Freight & other	32,273	0.32	26,853	0.29	22,055	0.34
Cash cost, before by-product credits	287,225	2.87	288,410	3.12	208,642	3.23
By-product credits	(271,738)	(2.71)	(187,023)	(2.02)	(138,990)	(2.15)
Cash cost, net of by-product credits	15,487	0.16	101,387	1.10	69,652	1.08

Consolidated	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	332,007	1.14	330,250	1.44
Milling	309,692	1.07	269,055	1.17
Refining (zinc)	-	-	32,755	0.14
G&A	122,574	0.42	125,454	0.55
Onsite costs	764,273	2.63	757,514	3.30
Treatment & refining	113,712	0.39	68,936	0.29
Freight & other	94,668	0.33	79,815	0.35
Cash cost, before by-product credits	972,653	3.35	906,265	3.94
By-product credits	(741,288)	(2.55)	(708,334)	(3.08)
Cash cost, net of by-product credits	231,365	0.80	197,931	0.86

TSX, NYSE - HBM 2024 No. 2

Consolidated	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	18,474	0.18	17,099	0.18	24,744	0.38
Gold[3]	216,178	2.16	129,954	1.41	76,336	1.18
Silver[3]	22,698	0.23	16,724	0.18	9,592	0.15
Molybdenum & other	14,388	0.14	23,246	0.25	28,318	0.44
Total by-product credits	271,738	2.71	187,023	2.02	138,990	2.15
Reconciliation to IFRS:
Cash cost, net of by-product credits	15,487		101,387		69,652
By-product credits	271,738		187,023		138,990
Treatment and refining charges	(35,665)		(32,882)		(19,968)
Share-based compensation expense	301		149		490
Inventory adjustments	1,402		-		7
Post employment plan curtailment	-		-		(2,384)
Change in product inventory	29,326		3,374		(16,425)
Royalties	1,032		1,253		1,750
Depreciation and amortization[4]	121,812		113,753		79,408
Cost of sales[5]	405,433		374,057		251,520

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended December 31, 2023, September 30, 2023 and December 31, 2022 the variable consideration adjustments amounted to nil.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated financial statements excluding impairment adjustments.

TSX, NYSE - HBM 2024 No. 2

Consolidated	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	74,842	0.26	224,043	0.98
Gold[3]	525,637	1.80	353,478	1.53
Silver[3]	68,701	0.24	62,252	0.27
Molybdenum & other	72,108	0.25	68,561	0.30
Total by-product credits	741,288	2.55	708,334	3.08
Reconciliation to IFRS:
Cash cost, net of by-product credits	231,365		197,931
By-product credits	741,288		708,334
Treatment and refining charges	(113,712)		(68,936)
Share-based compensation expense	589		420
Inventory adjustments	2,308		3,553
Post employment plan curtailment	-		(2,384)
Change in product inventory	38,405		(3,125)
Royalties	5,569		11,144
Depreciation and amortization[4]	391,657		337,615
Cost of sales[5]	1,297,469		1,184,552

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the year ended December 31, 2023 the variable consideration adjustments amounted income of $4,885 (year ended December 31, 2022 - income of $959)

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2024 No. 2

Peru	Three Months Ended
(in thousands)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Net pounds of copper produced[1]	73,209	64,112	59,628

1 Contained copper in concentrate.

Peru	Year Ended
(in thousands)	Dec. 31, 2023	Dec. 31, 2022
Net pounds of copper produced[1]	221,536	197,082

1 Contained copper in concentrate.

Peru	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	30,336	0.41	33,875	0.53	41,647	0.70
Milling	50,199	0.69	46,996	0.73	50,723	0.85
G&A	24,909	0.34	20,912	0.33	14,817	0.25
Onsite costs	105,444	1.44	101,783	1.59	107,187	1.80
Treatment & refining	19,626	0.27	19,143	0.30	11,962	0.20
Freight & other	20,854	0.28	17,040	0.26	15,607	0.26
Cash cost, before by-product credits	145,924	1.99	137,966	2.15	134,756	2.26
By-product credits	(106,227)	(1.45)	(84,793)	(1.32)	(54,563)	(0.92)
Cash cost, net of by-product credits	39,697	0.54	53,173	0.83	80,193	1.34

Peru	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	122,651	0.55	137,546	0.70
Milling	198,062	0.90	195,152	0.99
G&A	77,154	0.35	63,015	0.32
Onsite costs	397,867	1.80	395,713	2.01
Treatment & refining	66,469	0.30	39,587	0.20
Freight & other	62,745	0.28	50,284	0.25
Cash cost, before by-product credits	527,081	2.38	485,584	2.46
By-product credits	(289,112)	(1.31)	(173,488)	(0.88)
Cash cost, net of by-product credits	237,969	1.07	312,096	1.58

TSX, NYSE - HBM 2024 No. 2

Peru	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	77,517	1.05	51,459	0.80	19,934	0.33
Silver[3]	14,322	0.20	10,088	0.16	7,025	0.12
Molybdenum	14,388	0.20	23,246	0.36	27,604	0.47
Total by-product credits	106,227	1.45	84,793	1.32	54,563	0.92
Reconciliation to IFRS:
Cash cost, net of by-product credits	39,697		53,173		80,193
By-product credits	106,227		84,793		54,563
Treatment and refining charges	(19,626)		(19,143)		(11,962)
Share-based compensation expenses	85		45		95
Change in product inventory	8,048		4,137		(15,685)
Royalties	1,456		1,015		1,656
Depreciation and amortization[4]	85,722		80,625		58,256
Cost of sales[5]	221,609		204,645		167,116

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated financial statements.

Peru	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	169,915	0.77	68,630	0.35
Silver[3]	47,328	0.21	41,671	0.21
Molybdenum	71,869	0.33	63,187	0.32
Total by-product credits	289,112	1.31	173,488	0.88
Reconciliation to IFRS:
Cash cost, net of by-product credits	237,969		312,096
By-product credits	289,112		173,488
Treatment and refining charges	(66,469)		(39,587)
Inventory adjustments	-		(558)
Share-based compensation expenses	145		77
Change in product inventory	28,128		(31,348)
Royalties	5,615		5,367
Depreciation and amortization[4]	275,647		211,043
Cost of sales[5]	770,147		630,578

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2024 No. 2

British Columbia	Three Months Ended		Year Ended
(in thousands)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2023
Net pounds of copper produced[1]	18,755	20,510	41,995

1 Contained copper in concentrate.

British Columbia	Three Months Ended				Year Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	19,015	1.01	29,251	1.43	48,266	1.15
Milling	25,218	1.35	24,102	1.17	49,320	1.17
G&A	5,643	0.30	5,050	0.25	10,693	0.25
Onsite costs	49,876	2.66	58,403	2.85	108,279	2.57
Treatment & refining	4,850	0.26	4,905	0.24	9,755	0.23
Freight & other	4,654	0.25	3,693	0.18	8,347	0.20
Cash cost, before by-product credits	59,380	3.17	67,001	3.27	126,381	3.00
By-product credits	(9,286)	(0.50)	(12,234)	(0.60)	(21,520)	(0.51)
Cash cost, net of by-product credits	50,094	2.67	54,767	2.67	104,861	2.49

British Columbia	Three Months Ended				Year Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2023
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Gold	6,876	0.37	10,120	0.50	16,996	0.40
Silver	2,410	0.13	2,114	0.10	4,524	0.11
Total by-product credits	9,286	0.50	12,234	0.60	21,520	0.51
Reconciliation to IFRS:
Cash cost, net of by-product credits	50,094		54,767		104,861
By-product credits	9,286		12,234		21,520
Treatment and refining charges	(4,850)		(4,905)		(9,755)
Change in product inventory	8,469		3		8,472
Royalties	(424)		237		(187)
Depreciation and amortization[3]	5,489		6,255		11,744
Cost of sales[4]	68,064		68,591		136,655

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

TSX, NYSE - HBM 2024 No. 2

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	15,487	0.15	101,387	1.10	69,652	1.08
Cash sustaining capital expenditures	87,609	0.88	72,193	0.78	60,002	0.92
Capitalized exploration	5,150	0.05	-	-	11,500	0.18
Royalties	1,032	0.01	1,253	0.01	1,750	0.03
Sustaining cash cost, net of by-product credits	109,278	1.09	174,833	1.89	142,904	2.21
Corporate selling and administrative expenses & regional costs	12,727	0.13	10,971	0.12	11,876	0.19
Accretion and amortization of decommissioning and community agreements[1]	8,967	0.09	3,309	0.03	722	0.01
All-in sustaining cash cost, net of by-product credits	130,972	1.31	189,113	2.04	155,502	2.41
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	53,680		77,454		76,933
Capitalized stripping net additions	41,221		21,762		15,169
Total accrued capital additions	94,901		99,216		92,102
Less other non-sustaining capital costs[2]	19,945		37,968		41,850
Total sustaining capital costs	74,956		61,248		50,252
Capitalized lease cash payments - operating sites	8,708		7,199		5,848
Community agreement cash payments	2,274		1,953		2,854
Accretion and amortization of decommissioning and restoration obligations[3]	1,671		1,793		1,048
Cash sustaining capital expenditures	87,679		72,193		60,002

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2024 No. 2

Consolidated	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	231,365	0.80	197,931	0.86
Cash sustaining capital expenditures	255,924	0.88	255,725	1.11
Capitalized exploration	5,150	0.02	11,500	0.05
Royalties	5,569	0.02	11,144	0.05
Sustaining cash cost, net of by-product credits	498,008	1.72	476,300	2.07
Corporate selling and administrative expenses & regional costs	43,516	0.14	38,799	0.17
Accretion and amortization of decommissioning and community agreements[1]	16,036	0.06	4,416	0.02
All-in sustaining cash cost, net of by-product credits	557,560	1.92	519,515	2.26
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	212,261		259,281
Capitalized stripping net additions	111,607		89,262
Total accrued capital additions	323,868		348,543
Less other non-sustaining capital costs[2]	105,767		147,749
Total sustaining capital costs	218,101		200,794
Capitalized lease cash payments - operating sites	24,983		33,271
Community agreement cash payments	6,706		9,486
Accretion and amortization of decommissioning and restoration obligations[3]	6,165		12,174
Cash sustaining capital expenditures	255,994		255,725

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three Months Ended
	Dec. 31, 2023	Sep. 30, 2023		Dec. 31, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	39,697	0.54	53,173	0.83	80,193	1.34
Cash sustaining capital expenditures	42,351	0.58	42,607	0.66	31,240	0.53
Capitalized exploration[1]	5,150	0.07	-	-	11,500	0.19
Royalties	1,456	0.02	1,015	0.02	1,656	0.03
Sustaining cash cost per pound of copper produced	88,654	1.21	96,795	1.51	124,589	2.09

1 Only includes exploration costs incurred for locations near to existing mine operations.

TSX, NYSE - HBM 2024 No. 2

Peru	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	237,969	1.07	312,096	1.58
Cash sustaining capital expenditures	151,947	0.69	133,313	0.68
Capitalized exploration[1]	5,150	0.02	11,500	0.06
Royalties	5,615	0.03	5,367	0.03
Sustaining cash cost per pound of copper produced	400,681	1.81	462,276	2.35

1 Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia	Three Months Ended				Year Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	50,094	2.67	54,767	2.67	104,861	2.49
Royalties	(424)	(0.02)	237	0.01	(187)	-
Cash sustaining capital expenditures	24,063	1.28	14,487	0.71	38,550	0.92
Sustaining cash cost per pound of copper produced	73,733	3.93	69,491	3.39	143,224	3.41

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Net ounces of gold produced[1]	59,863	56,213	33,060

1 Contained gold in concentrate and doré.

Manitoba	Year Ended
(in thousands)	Dec. 31, 2023	Dec. 31, 2022
Net ounces of gold produced[1]	187,363	161,471

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Mining	40,236	673	41,421	737	38,112	1,153
Milling	15,346	256	16,923	301	14,868	450
Refining (Zinc)	-	-	-	-	-	-
G&A	8,385	140	10,145	180	6,452	195
Onsite costs	63,967	1,069	68,489	1,218	59,432	1,798
Treatment & refining	11,189	186	8,834	157	8,006	242
Freight & other	6,765	113	6,120	109	6,448	195
Cash cost, before by-product credits	81,921	1,368	83,443	1,484	73,886	2,235
By-product credits	(55,928)	(934)	(45,779)	(814)	(43,407)	(1,313)
Gold cash cost, net of by-product credits	25,993	434	37,664	670	30,479	922

TSX, NYSE - HBM 2024 No. 2

Manitoba	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz
Mining	161,090	860	192,704	1,193
Milling	62,310	333	73,903	458
Refining (zinc)	-	-	32,755	203
G&A	34,727	185	62,439	387
Onsite costs	258,127	1,378	361,801	2,241
Treatment & refining	37,488	200	29,349	181
Freight & other	23,576	126	29,531	183
Cash cost, before by-product credits	319,191	1,704	420,681	2,605
By-product credits	(183,056)	(977)	(372,783)	(2,308)
Gold cash cost, net of by-product credits	136,135	727	47,898	297

Manitoba	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Copper	31,489	526	24,158	430	15,382	465
Zinc	18,473	308	17,099	304	24,744	748
Silver[3]	5,966	100	4,522	80	2,567	78
Other	-	-	-	-	714	22
Total by-product credits	55,928	934	45,779	814	43,407	1,313
Reconciliation to IFRS:
Cash cost, net of by-product credits	25,993		37,664		30,479
By-product credits	55,928		45,779		43,407
Treatment and refining charges	(11,189)		(8,834)		(8,006)
Inventory adjustments	1,402		-		7
Share-based compensation expenses	216		104		395
Past service curtailment	-		-		(2,384)
Change in product inventory	12,809		(766)		(740)
Royalties	-		1		94
Depreciation and amortization[4]	30,601		26,873		21,152
Cost of sales[5]	115,760		100,821		84,404

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2024 No. 2

Manitoba	Year Ended
	Dec. 31, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Copper	91,126	487	122,785	760
Zinc	74,842	399	224,043	1,388
Silver[3]	16,849	90	20,581	127
Other	239	1	5,374	33
Total by-product credits	183,056	977	372,783	2,308
Reconciliation to IFRS:
Cash cost, net of by-product credits	136,135		47,898
By-product credits	183,056		372,783
Treatment and refining charges	(37,488)		(29,349)
Inventory adjustments	2,308		4,111
Share-based compensation expenses	444		343
Past service curtailment	-		(2,384)
Change in product inventory	1,805		28,223
Royalties	141		5,777
Depreciation and amortization[4]	104,266		126,572
Cost of sales[5]	390,667		553,974

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated financial statements, excluding impairment adjustments.

Manitoba	Three Months Ended
	Dec. 31, 2023		Sep. 30, 2023		Dec. 31, 2022
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	25,993	434	37,664	670	30,479	922
Cash sustaining capital expenditures	21,195	354	15,100	269	28,762	870
Royalties	-	-	1	-	94	3
Sustaining cash cost per pound of gold produced	47,188	788	52,765	939	59,335	1,795

Manitoba		Year Ended
		Dec. 31, 2023	Dec. 31, 2022
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	136,135	727	47,898	297
Cash sustaining capital expenditures	65,427	349	122,412	758
Royalties	141	1	5,777	36
Sustaining cash cost per pound of gold produced	201,703	1,077	176,087	1,091

TSX, NYSE - HBM 2024 No. 2

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Mining	30,336	33,875	41,647
Milling	50,199	46,996	50,723
G&A1	24,909	20,912	14,817
Other G&A2	(8,303)	(5,440)	(152)
	97,141	96,343	107,035
Less: Covid related costs	-	-	689
Unit cost	97,141	96,343	106,346
Tonnes ore milled	7,939	7,895	7,796
Combined unit cost per tonne	12.24	12.20	13.64
Reconciliation to IFRS:
Unit cost	97,141	96,343	106,346
Freight & other	20,854	17,040	15,607
Covid related costs	-	-	689
Other G&A	8,303	5,440	152
Share-based compensation expenses	85	45	95
Change in product inventory	8,048	4,137	(15,685)
Royalties	1,456	1,015	1,656
Depreciation and amortization	85,722	80,625	58,256
Cost of sales[3]	221,609	204,645	167,116

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS consolidated financial statements, excluding impairment adjustments.

Peru	Year Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2023	Dec. 31, 2022
Mining	122,651	137,546
Milling	198,062	195,152
G&A1	77,154	63,015
Other G&A2	(14,824)	(414)
	383,043	395,299
Less: Covid related costs	-	5,214
Unit cost	383,043	390,085
Tonnes ore milled	30,721	30,522
Combined unit cost per tonne	12.47	12.78
Reconciliation to IFRS:
Unit cost	383,043	390,085
Freight & other	62,745	50,284
Covid related costs	-	5,214
Other G&A	14,824	414
Share-based compensation expenses	145	77
Inventory adjustments	-	(558)
Change in product inventory	28,128	(31,348)
Royalties	5,615	5,367
Depreciation and amortization	275,647	211,043
Cost of sales[3]	770,147	630,578

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS consolidated financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2024 No. 2

British Columbia	Three Months Ended		Year Ended
(in thousands except unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2023
Mining	19,015	29,251	48,266
Milling	25,218	24,102	49,320
G&A1	5,643	5,050	10,693
Unit cost	49,876	58,403	108,279
USD/CAD implicit exchange rate	1.37	1.35	1.36
Unit cost - C$	68,168	78,566	146,734
Tonnes ore milled	3,262	3,158	6,862
Combined unit cost per tonne - C$	20.90	24.88	21.38
Reconciliation to IFRS:
Unit cost	49,876	58,403	108,279
Freight & other	4,654	3,693	8,347
Change in product inventory	8,469	3	8,472
Royalties	(424)	237	(187)
Depreciation and amortization	5,489	6,255	11,744
Cost of sales[2]	68,064	68,591	136,655

1 G&A as per cash cost reconciliation above

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

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Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022
Mining	40,236	41,421	38,112
Milling	15,346	16,923	14,868
G&A1	8,385	10,145	6,452
Less: Other G&A related to profit sharing costs	(1,522)	(3,308)	1,939
Unit cost	62,445	65,181	61,371
USD/CAD implicit exchange rate	1.36	1.34	1.36
Unit cost - C$	85,013	87,363	83,363
Tonnes ore milled	393,837	402,443	345,492
Combined unit cost per tonne - C$	216	217	241
Reconciliation to IFRS:
Unit cost	62,445	65,181	61,371
Freight & other	6,765	6,120	6,448
Other G&A related to profit sharing	1,522	3,308	(1,939)
Share-based compensation expenses	216	104	395
Inventory adjustments	1,402	-	7
Past service pension/Curtailment	-	-	(2,384)
Change in product inventory	12,809	(766)	(740)
Royalties	-	1	94
Depreciation and amortization	30,601	26,873	21,152
Cost of sales[2]	115,760	100,821	84,404

1 G&A as per cash cost reconciliation above.

2 As per IFRS consolidated financial statements, excluding impairment adjustments.

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Manitoba	Year Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2023	Dec. 31, 2022
Mining	161,090	192,704
Milling	62,310	73,903
G&A1	34,727	62,439
Less: G&A allocated to zinc metal production and other areas	-	(6,523)
Less: Other G&A related to profit sharing costs	(6,650)	(20,075)
Unit cost	251,477	302,448
USD/CAD implicit exchange rate	1.35	1.30
Unit cost - C$	339,229	391,782
Tonnes ore milled	1,562,479	2,008,251
Combined unit cost per tonne - C$	217	195
Reconciliation to IFRS:
Unit cost	251,477	302,448
Freight & other	23,576	29,531
Refined zinc	-	32,755
G&A allocated to zinc metal production	-	6,523
Other G&A related to profit sharing	6,650	20,075
Share-based compensation expenses	444	343
Inventory adjustments	2,308	4,111
Past service pension/Curtailment	-	(2,384)
Change in product inventory	1,805	28,223
Royalties	141	5,777
Depreciation and amortization	104,266	126,572
Cost of sales[2]	390,667	553,974

1 G&A as per cash cost reconciliation above.

2 As per IFRS consolidated financial statements, excluding impairment adjustments.

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Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, the ability of the company to stabilize and optimize the Copper Mountain mine operation and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, the ability of the company to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of the development and exploration drift at the 1901 deposit; the anticipated use of proceeds from the flow-through financing completed during the fourth quarter of 2023, the company's future deleveraging strategies and the company's ability to deleverage and repay debt as needed, expectations regarding the company's cash balance and liquidity, the company's ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito, the ability to continue mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to further reduce greenhouse gas emissions, the company's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on the company's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;

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  no interruptions to the company's plans for advancing the Copper World project, including with respect to timely receipt of applicable permits;
  the ability for the company to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans, including the potential ramp up of exploration in respect of the Maria Reyna and Caballito properties;
  the ability to advance related drill plans;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the company's ability to deleverage and repay debt as needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at the company's operations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain, the failure to effectively complete the integration and optimization of the Copper Mountain operations or to achieve anticipated operating synergies, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of our employees in Manitoba and Peru, uncertainties related to the development and operation of the company's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's most recent management's discussion and analysis, each of which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

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For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

____________________

i Adjusted net earnings (loss) and adjusted net earnings (loss) per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; combined unit costs, net debt and any ratios based on these measures are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the "Non-IFRS Financial Performance Measures" section of this news release.

ii Calculated using the mid-point of the guidance range.

iii Sourced from S&P Global, August 2023.